SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 13E-4
                              Amendment No. 3
                             (Final Amendment)
                       Issuer Tender Offer Statement
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

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                               HANDY & HARMAN
                              (Name of issuer)

                               HANDY & HARMAN
                    (Name of person(s) filing statement)

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                  Common Stock, par value $1.00 per share
                             and the associated
                        Common Stock Purchase Rights
                       (Title of class of securities)
                                 410306104
                   (CUSIP number of class of securities)

                       Paul E. Dixon, Vice President,
                       General Counsel and Secretary
                               Handy & Harman
                              250 Park Avenue
                          New York, New York 10177
                               (212) 661-2400
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                      the person(s) filing statement)

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                                  Copy to:

                              Milton G. Strom
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


           Handy & Harman, a New York corporation (the "Company"), hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed with the Securities and Exchange Commission on October 24, 1996 relating its offer to purchase up to 1,800,000 shares of its common stock, par value $1.00 per share, and the associated common stock purchase rights (the "Rights", and collectively with shares of common stock, the "Shares"), at prices, net to the seller in cash, not greater than $20.00 nor less than $17.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer").


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          (a)(15) Form of press release, issued by the Company on December 2, 1996, announcing the final proration factor for the Offer.


                                 SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               HANDY & HARMAN


                               By:  /s/ Paul E. Dixon
                               Name:  Paul E. Dixon
                               Title: Vice President, General Counsel
                                        and Secretary

Dated: December 2, 1996

                             INDEX TO EXHIBITS

EXHIBIT NO.         DESCRIPTION


(a)(15) Form of press release, issued by the Company on December 2, 1996, announcing the final proration factor for the Offer.